UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the Month of March 2019

SHINHAN FINANCIAL GROUP CO., LTD.

(Translation of registrant's name into English)

20, Sejong-daero 9-gil, Jung-gu, Seoul 04513, Korea
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will

file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  √    Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.

Yes        No___√___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-  n/a  .

Submission of Audit Report (Shinhan Card)

On March 11, 2019, Shinhan Card, our wholly-owned credit card subsidiary, filed its audit report with the Financial Supervisory Service and the Korea Exchange of the Republic of Korea pursuant to the Act of External Audit of Stock Companies and KOSPI Market Disclosure Regulation.

Please refer to Exhibit 99.1 and 99.2 for Independent Audit Reports with separate and consolidated financial statements.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Independent Auditor’s Report (Separate Financial Statements) of Shinhan Card as of December 31, 2018
99.2	Independent Auditor’s Report (Consolidated Financial Statements) of Shinhan Card as of December 31, 2018

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SHINHAN FINANCIAL GROUP CO., LTD.

By: /s/ Yu Sung-hun

Name: Yu Sung-hun

Title: Chief Financial Officer

Date: March 11, 2019